UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34827

MOLYCORP, INC.
(Exact name of registrant as specified in its charter)

Plaza Tower One, Suite 1610
6400 South Fiddlers Green Circle
Greenwood Village, Colorado 80111
(303) 843-8040

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value
6.00% Convertible Senior Notes Due 2017
5.50% Convertible Senior Notes Due 2018
10% Senior Secured Notes Due 2020

(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.001 par value
6.00% Convertible Senior Notes Due 2017 - none
5.50% Convertible Senior Notes Due 2018 - none
10% Senior Secured Notes Due 2020 - none

On August 31, 2016, the United States Bankruptcy Court for the District of Delaware entered an order confirming the Plan Debtors’ Fourth Amended Joint Plan of Reorganization covering Molycorp, Inc. and certain of its subsidiaries (the “Plan”). Upon effectiveness of the Plan, all previously issued equity securities of Molycorp, Inc., including the securities listed in this Form 15, were cancelled and extinguished.

Pursuant to the requirements of the Securities Exchange Act of 1934, Molycorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 31, 2016	By:	/s/ Michael F. Doolan
	Name:	Michael F. Doolan
	Title:	Executive Vice President and Chief Financial Officer